August 12, 2005

Via Edgar and Fax (202-772-9369)

Ms. Jennifer Hardy, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:	Registration Statement on Form S-3

File No. 333-124462

Dear Ms. Hardy:

PW Eagle, Inc. hereby advises you that it has filed a final pre-effective amendment to the above-referenced Registration Statement on Form S-3.

PW Eagle acknowledges that its Quarterly Report on Form 10-Q for the period ended June 30, 2005 will be timely filed after effectiveness of the above-referenced Registration Statement and that there have been no material trends, events or transactions that arose subsequent to the date of the latest balance sheet included in the above-referenced filing that would materially effect an investor’s understanding of the Registrant’s financial condition and results of operations.

Very truly yours,

PW Eagle, Inc.

By:	/s/ Scott Long
Its:	Chief Financial Officer